SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD Principal assets MCh$ Operational results MCh$ Cash and deposits in banks 1,921,622 Net interest income 315,292 Loans and accounts receivables from customers and banks, net 39,107,523 Net fee and commission income 94,874 Loans and accounts receivables from customers at fair value, net 339,614 Result from financial operations 57,328 Financial instruments 9,949,038 Total operating income 467,494 Financial derivative contracts 11,236,359 Provision for loan losses (113,990) Other asset ítems 6,440,865 Support expenses (147,405) Total assets 68,995,021 Other results (5,420) Income before tax 200,679 Principal liabilities MCh$ Income tax expense (33,803) Deposits and other demand liabilities 13,872,438 Net income for the period 166,876 Time deposits and other time liabilities 17,250,535 Issued debt and regulatory capital instruments 10,499,364 Attributable to: Financial derivative contracts 11,560,942 Equity holders of the Bank 163,370 Other liabilities ítems 10,853,288 Non-controlling interest 3,506 Total equity 4,958,454 Total liabilities and Equity 68,995,021 Equity attributable to: Equity holders of the Bank 4,807,764 Non-controlling interest 150,690 BANCO SANTANDER-CHILE AND SUBSIDIARIES CONSOLIDATED FINANCIAL INFORMATION As of February 28, 2026 The principal balances and results accumulated for the period ending February 2026 (amounts in millions of Chilean pesos). JONATHAN COVARRUBIAS H. ANDRES TRAUTMANN B. Chief Accounting Officer Chief Executive Officer

Santander
Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 28 de Febrero de 2026

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de Febrero de 2026 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	1.921.622
Créditos y cuentas por cobrar a clientes y bancos	39.107.523
Créditos y cuentas por cobrar a clientes a valor razonable	339.614
Instrumentos financieros	9.949.038
Contratos de derivados financieros	11.236.359
Otros rubros del activo	6.440.865
Total Activos	**68.995.021**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	13.872.438
Depósitos y otras captaciones a plazo	17.250.535
Instrumentos de deuda y capital regulatorio emitidos	10.499.364
Contratos de derivados financieros	11.560.942
Otros rubros del pasivo	10.853.288
Total patrimonio	4.958.454
Total Pasivos y Patrimonio	**68.995.021**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	4.807.764
Interés no controlador	150.690

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingresos netos por intereses y reajustes	315.292
Ingresos netos de comisiones	94.874
Resultado de operaciones financieras	57.328
Total ingresos operacionales	**467.494**
Gasto de pérdidas crediticias	(113.990)
Gastos de apoyo	(147.405)
Otros resultados	(5.420)
Resultado antes de impuesto	**200.679**
Impuesto a la renta	(33.803)
Utilidad consolidada del periodo	**166.876**

Resultado atribuible a:	
Tenedores patrimoniales del Banco	163.370
Interés no controlador	3.506

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

ANDRES TRAUTMANN B.
Gerente General

IMPORTANT NOTICE The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC), The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions, The FMC is the banking industry regulator according to article 2 of the General Banking Law, which by General Regulation establishes the accounting principles to be used by the banking industry, For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant’s Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence, ¿Qué podemos hacer por ti hoy?